SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13G

    INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.    )

                      DESIGNER HOLDINGS LTD.
                        (Name of Issuer)

                  Common Stock, $0.01 Par Value
                 (Title of Class and Securities)

                          250571 10 6
                        (CUSIP Number)

               ------------------------------

    Check the following box if a fee is being paid with this Statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 SCHEDULE 13G

          CUSIP No. 250571 10 6

          (1)  NAMES OF REPORTING PERSONS

               New Rio, L.L.C.

               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
          (3)  SEC USE ONLY

          (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                                   (5) SOLE VOTING POWER
                   NUMBER OF           None
                    SHARES
                 BENEFICIALLY      (6) SHARED VOTING POWER
                   OWNED BY            16,483,868
                     EACH
                  REPORTING        (7) SOLE DISPOSITIVE POWER
                    PERSON             None
                     WITH
                                 (8) SHARED DISPOSITIVE POWER
                                       16,483,868

          (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               See Response to Item 6

          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
               CERTAIN SHARES*                          (  )
               N/A

          (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               51.3%

          (12) TYPE OF REPORTING PERSON*
               OO



                                 SCHEDULE 13G

          CUSIP No. 250571 10 6

          (1)  NAMES OF REPORTING PERSONS

               Charterhouse Equity Partners II, L.P.

               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
          (3)  SEC USE ONLY

          (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                                       (5) SOLE VOTING POWER
                   NUMBER OF               8,033,800
                    SHARES
                 BENEFICIALLY          (6) SHARED VOTING POWER
                   OWNED BY                None
                     EACH
                   REPORTING           (7) SOLE DISPOSITIVE POWER
                     PERSON                8,033,800
                      WITH
                                       (8) SHARED DISPOSITIVE POWER
                                           None

          (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               8,033,800

          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
               CERTAIN SHARES*                          (  )

          (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               25.0%

          (12) TYPE OF REPORTING PERSON*
               PN



                                 SCHEDULE 13G

          CUSIP No. 250571 10 6

          (1)  NAMES OF REPORTING PERSONS

               Arnold H. Simon

               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
          (3)  SEC USE ONLY

          (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                                       (5) SOLE VOTING POWER
                   NUMBER OF               7,805,813
                    SHARES
                 BENEFICIALLY          (6) SHARED VOTING POWER
                   OWNED BY                600,000
                     EACH
                   REPORTING           (7) SOLE DISPOSITIVE POWER
                    PERSON                 7,805,813
                     WITH
                                       (8) SHARED DISPOSITIVE POWER
                                           600,000

          (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               8,405,813

          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
               CERTAIN SHARES*                          (  )

          (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               26.1%

          (12) TYPE OF REPORTING PERSON*
               IN




          Item 1(a)      Name of Issuer:

                         DESIGNER HOLDINGS LTD.

          Item 1(b)      Address of Issuer's Principal Executive
                         Offices:

                         1385 Broadway, Third Floor
                         New York, New York 10018

          Item 2         (a)            (b)            (c)
                         Name of        Address of     Citizenship:
                         Person Filing: Principal
                                        Business Office:

                         New Rio,       1385 Broadway  Delaware
                         L.L.C.         New York, NY   Limited
                                        10018          Liability
                                                       Company

                         Charterhouse   535 Madison    Delaware
                         Equity         New York, NY   Limited
                         Partners II,   10022          Partnership
                         L.P.

                         Arnold H.      1385 Broadway  U.S.A.
                         Simon          New York, NY
                                        10018

          Item 2(d)      Title of Class of Securities:

                         Common Stock, $0.01 Par Value

          Item 2(e)      CUSIP Number:

                         250571 10 6

          Item 3         Type of Person:

                         N/A

          Item 4         Ownership (at December 31, 1996):

                         (a)  Amount owned "beneficially" within
                              the meaning of Rule 13d-3:

                              New Rio, L.L.C.     See Response to
                                                  Item 6

                              Charterhouse        8,033,800
                              Equity Partners II,
                              L.P.

                              Arnold H. Simon     8,405,813, of
                                                  which 600,000
                                                  shares are benef-
                                                  icially owned
                                                  through the
                                                  Arnold H. Simon
                                                  Family Founda-
                                                  tion, Inc.
                                                  (the "Simon
                                                  Foundation"), of
                                                  which Mr. Simon
                                                  is a trustee

                         (b)  Percent of class:

                              New Rio, L.L.C.     See Response to
                                                  Item 6

                              Charterhouse        25.0%
                              Equity Partners II,
                              L.P.

                              Arnold H. Simon     26.1%

                         (c)  Number of shares as to which such
                              persons has:

                              (i)       sole power to vote or to
                                        direct the vote:

                              New Rio, L.L.C.     See Response to
                                                  Item 6

                              Charterhouse        8,033,800
                              Equity Partners II,
                              L.P.

                              Arnold H. Simon     7,805,813

                              (ii)      shared power to vote or to
                                        direct the vote:

                              New Rio, L.L.C.     See Response to
                                                  Item 6

                              Charterhouse        none
                              Equity Partners II,
                              L.P.

                              Arnold H. Simon     600,000

                              (iii)     sole power to dispose or to
                                        direct the disposition of:

                              New Rio, L.L.C.     See Response to
                                                  Item 6

                              Charterhouse        8,033,800
                              Equity Partners II,
                              L.P.

                              Arnold H. Simon     7,805,813

                              (iv)      shared power to dispose or
                                        to direct the disposition
                                        of:

                              New Rio, L.L.C.     See Response to
                                                  Item 6

                              Charterhouse        none
                              Equity Partners II,
                              L.P.

                              Arnold H. Simon     600,000

          Item 5         Ownership of Five Percent or Less of a
                         Class:

                         N/A

          Item 6         Ownership of More than Five Percent on
                         Behalf of Another Person:

                         New Rio, L.L.C. ("New Rio"), a Delaware
                         limited liability company, currently owns of record approximately 51.3% of the common stock (the "Common Stock") of Designer Holdings Ltd. (the "Company"). The Third Amended and Restated Limited Liability Company Agreement of New Rio, L.L.C., dated as of May 9, 1996 (the "Agreement"), provides generally that the holders of ownership interests of New Rio (the "New Rio Holders") may direct New Rio to act or refrain from any action in proportion to the number of shares of Common Stock of the Company represented by their respective ownership interests in New Rio. Pursuant to the Agreement, the New Rio Holders are entitled to receive dividends declared in respect of the Common Stock independently with respect to such Holder's allocable percentage of the Common Stock. The New Rio Holders may generally cause New Rio to exercise disposition rights as directed by each Holder independently with respect to such Holder's allocable percentage of the Common Stock.

                         The Agreement also provides that New Rio shall vote the Common Stock as determined unanimously by Charterhouse Equity Partners II, L.P. ("CEP") and A.S. Enterprises, L.L.C. ("ASE"), both New Rio Holders and each of which has one vote. ASE may and has designated its one vote to Arnold H. Simon ("Simon"). None of the other New Rio
                         Holders is entitled to vote. If CEP and ASE are unable to agree, New Rio shall vote the Common Stock as determined by CEP and ASE in proportion to the allocable percentage of the shares of Common Stock attributed, respectively, to CEP and Chef Nominees Limited and to ASE, Simon, Martin
                         L. Berman, Phyllis West Berman, Steven E.
                         Berman, Mark N. Kaplan as Trustee f/b/o
                         Mark K. Berman and Alison A. Berman and
                         Michael A. Covino (the remaining New Rio
                         Holders).

                         Therefore, the New Rio Holders may be
                         deemed to be the beneficial owners of the Common Stock. Through their ownership interests in New Rio, CEP and Simon (including ASE and the Simon Foundation) are deemed to own beneficially approximately 25.0% and 26.1%, respectively, of the outstanding shares of the Common Stock.

                         With respect to the 600,000 shares of Common
                         Stock owned by the Simon Foundation, Simon, as one of three trustees, shares voting and disposition rights with the two other trustees.

          Item 7         Identification and Classification of the
                         Subsidiary Which Acquired the Security
                         Being Reported on by the Parent Holding
                         Company:

                         N/A

          Item 8         Identification and Classification of
                         Members of the Group:

                         See Exhibit A

          Item 9         Notice of Dissolution of Group:

                         N/A

          Item 10        Certification:

                         By signing below I certify that, to the
                         best of my knowledge and belief, the
                         securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                  Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 14, 1997

                              NEW RIO, L.L.C.

                              By: /s/ Arnold H. Simon
                                 __________________________________
                                 Name:   Arnold H. Simon
                                 Title:  Chief Executive Officer


                              CHARTERHOUSE EQUITY PARTNERS II, L.P.

                              By:  CHUSA EQUITY INVESTORS II, L.P.,
                                   General Partner

                                   By:  CHARTERHOUSE EQUITY II,
                                        INC.,
                                        General Partner

                                   /s/ Wai Wah Chin
                                   ________________________________
                                   Name:  Wai Wah Chin
                                   Title: Vice President


                              /s/ Arnold H. Simon
                              _____________________________________
                              ARNOLD H. SIMON





                                                          Exhibit A

                  OWNERSHIP OF INTERESTS OF NEW RIO, L.L.C.
                        AND DESIGNER HOLDINGS LTD.

                                                Shares of
                                                Common Stock of
                                                Designer Holdings Ltd.
                               Percentage       Beneficially Owned
                               Interest in      ----------------------
        Name of Member         New Rio, L.L.C.  Number     Percentage
        --------------         ---------------  ------     ----------
        Charterhouse Equity
          Partners II, L.P.    48.737%          8,033,800   25.0%
        Chef Nominees Limited  0.097%           15,934      **
        Arnold H. Simon        45.517%          8,405,813*  26.1%
        A.S. Enterprises,
          L.L.C.               1.838%           302,924     **
        Martin L. Berman       0.856%           141,146     **
        Phyllis West Berman    0.310%           51,084      **
        Steven E. Berman       0.323%           53,272      **
        Mark N. Kaplan
          as Trustee f/b/o
          Mark K. Berman and
          Alison A. Berman     0.955%           157,445     **
        Michael A. Covino      1.367%           225,374     **

        *    Includes 302,924 shares owned by A.S. Enterprises,
        L.L.C., a company owned by Mr. and Ms. Simon, and 600,000 shares owned directly by the Arnold H. Simon Family
        Foundation, Inc.

        **   Less than one percent.